RESTATED

First Quarter 2005 Management’s Discussion and Analysis

Management's Discussion and Analysis (MD & A) presented below reflects the effects of the restatement on the consolidated financial statements as at March 31, 2005 and December 31, 2004 and for the three month periods ended March 31, 2005 and 2004. See "Restatement" below for further discussion of this matter.  Apart from revisions described under “Restatement” below, this MD&A has not been revised for new events or developments.

The MD&A focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  This MD&A has been prepared effective April 28, 2005.The MD&A for the first quarter ending March 31, 2005, and 2004, should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2005 and 2004 and the related notes contained therein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2004. These accounting policies have been applied consistently for the three months ended March 31, 2005

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration and related obligations.

Some of the statements in this management discussion and analyses are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Annual Report.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts does not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited 2004 consolidated financial statements.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the following tables:

	As Previously Reported		As Restated
Consolidated Balance Sheets	March 31	December 31	March 31	December 31
	2005	2004	2005	2004

Unrealized gain on commodity contracts	$-	$-	$-	$480
Unrealized loss on commodity contracts	$-	$-	$6,127	$4,695
Prepaid expenses	$1,567	$1,684	$1,567	$1,211
Accounts payable and accrued liabilities	$18,369	$20,331	$18,262	$20,331
Deficit	$(114,870)	$(111,976)	$(120,890)	$(116,664)

	As Previously Reported		As Restated
Consolidated Statement of Operations	Three Month Ended March 31		Three Month Ended March 31
	2005	2004	2005	2004

Revenue	$27,081	$15,151	$29,086	$15,708
Mine operating earnings	$1,483	$1,838	$3,488	$2,395
Loss on commodity contracts	$-	$-	$(3,337)	$(2,214)
Net loss for the period	$(2,891)	$(366)	$(4,223)	$(2,023)
Adjusted net loss for the period attributable to common shareholders	$(2,894)	$(2,486)	$(4,226)	$(4,143)
Basic loss per share	$(0.04)	$(0.05)	$(0.06)	$(0.08)
Diluted loss per share	$(0.04)	$(0.05)	$(0.06)	$(0.08)

This change in accounting treatment has no impact on our cash flows.  The details of our commodity and foreign currency forward contracts, which we have previously disclosed, have not changed and Management believes that they continue to serve Pan American as a prudent risk management tool.  Pan American does not hedge its future silver production.

Results of Operations

For the three months ended March 31, 2005, the Company’s net loss was $4.2 million (loss per share of $0.06) compared to a net loss of $2.0 million ($0.08 per share loss) for the corresponding period in 2004.

Revenue from metal sales for the first quarter of 2005 was $29.1 million, a 85 per cent increase the corresponding period in 2004.  The acquisition of the Morococha mine in the third quarter of 2004 was the main reason for the increase in revenue from a year ago, accounting for $8.6 million of revenue in the first quarter of 2005.  Revenue in the first quarter also benefited from higher realized metal prices and increased concentrate shipments from the Company’s Peruvian operations versus the year-earlier period.

The Company generated mine operating earnings of $3.5 million in the first quarter of 2005 (2004 - $2.4 million).  Mine operating earnings are the difference between revenue and operating costs plus depreciation and amortization.   As reflected in the following table, the first quarter of 2005 represents the eighth consecutive quarter that the Company has generated mine operating earnings.  The following table sets out select quarterly results for the past nine quarters, which are stated in thousands of US dollars, except per share amounts.

Year	Quarter (unaudited)	Revenue	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Net income (loss) per share
2005	March 31	$29,086	$3,488	$(4,223)	$(0.06)
2004	Dec. 31	$30,022	$3,402	$13,527	$0.21
	Sept. 30	$27,916	$6,357	$358	$0.01
	June 30	$21,179	$2,640	$3,352	$(0.09)(2)
	March 31	$15,708	$2,395	$(2,023)	$(0.08)(2)
2003	Dec.31	$12,857	$81	$(2,840)	$(0.05)(2)
	Sept. 30	$11,890	$1,258	$(1,125)	$(0.10)(2)
	June 30	$12,553	$758	$(1,156)	$(0.02)
	March 31	$7,822	$(78)	$(1,573)	$(0.03)

(1)

Mine operating earnings/(loss) is equal to revenues less operating expenses less depreciation and amortization

(2)

Includes charges associated with early conversion and accretion of the Debentures

Depreciation and amortization charges for the first quarter increased to $3.2 million from $2.1 million in the first quarter of 2004.  The principle reason for this increase was the depreciation charges related to Morococha, which was acquired with effect from July 1, 2004.

General and administration costs for the three-month period ended March 31, 2005, including stock-based compensation, were $1.6 million. These costs, which were $1.2 million for the comparable quarter in 2004, were negatively impacted by a stronger Canadian dollar as compared to the US dollar.

Exploration expenses for the first quarter of 2005 were $1.4 million, which is almost a three fold increase from the corresponding period a year ago, reflecting the increased feasibility activity at the Company’s 50 per cent owned Manantial Espejo property in Argentina.

Asset retirement and reclamation expense of $0.5 million in the first quarter of 2005 (2004 - $0.3 million) related to the accretion of the liability that the Company recognized by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.    There has been no change during the quarter to the Company’s expectations of future site restoration costs at any of its mines.

Interest expenses have been reduced to $0.1 million in the first quarter of 2005 compared to $0.5 million during the same period in 2004 as a result of the Company successfully inducing the early conversion of 99 per cent of the 5.25 per cent convertible unsecured senior subordinated debentures (the “Debentures”) and prepaying all bank debt in the second quarter of 2004.

The Company incurred a loss on commodity contracts of $3.3 million during the first quarter of 2005 (2004 – loss of $2.2 million).

Investment and other income of $0.3 million represented interest income received from cash balances the Company maintained during the quarter.

During the later part of 2004, the Company became taxable in Peru.  As such, the Company incurred an income tax expense of $0.9 million and increased operating costs relating to worker’s participation of $0.3 million during the first quarter of 2005 (2004 - $nil).

Production

Pan American produced 2,995,702 ounces of silver in the first quarter of 2005, a 27 per cent increase from the corresponding period in 2004.  The acquisition of Morococha, which produced 653,534 ounces at a cash cost of $3.72 per payable ounce, accounts for all of the increase, while production from the Company’s other operations in total remained steady from production levels achieved a year ago.  The La Colorada mine continued to improve during the first quarter with record silver production of 688,619 ounces at cash costs of $5.58 per payable ounce.  The Company’s Pyrite Stockpile operation produced 206,015 ounces of silver during the quarter at cash costs of $1.89 per payable ounce. The Quiruvilca and Huaron mines endured difficult quarters during which grades and recoveries did not meet expectations.   Management is confident that these operations will be able to make up for the shortfall compared to expected production over the remainder of the year and still expects to reach the consolidated production target of 13.5 million ounces of silver in 2005.

Consolidated cash costs for the three-month period ended March 31, 2005 were $4.50 per payable ounce compared to $3.78 per payable ounce for the corresponding period of 2004.  Peruvian mining royalties and Volcan Minera S.A.’s one-third participation in the Pyrite Stockpile operation, which totaled $0.6 million during the quarter (2004 - $nil) are the primary reason for this increase. Higher energy costs at all operations and lower grades and recoveries at Quiruvilca and Huaron also negatively impacted cash costs per payable ounce.  With the addition of the low-cost San Vicente mine, towards the end of May 2005, the Company expects consolidated cash costs per payable ounce to decrease and is estimating consolidated cash cost per payable ounce of below $4.25 for 2005.

In April Pan American launched a new line of silver bullion products for its shareholders and other silver investors in order to provide easier access to physical silver and to help stimulate demand. The products comprise .999 pure silver coins and bars in one, five and ten ounce weights, featuring Pan American’s trademark “silver hammer” and using silver supplied from Pan American’s La Colorada mine in Mexico, one of the world’s purest silver mines.

Cash and Total Production Costs per Ounce for Payable Silver

The Company has changed its method for calculating cash and total costs per ounce of silver, with effect from the first quarter of 2005.  In the past, these calculations were based on produced ounces, as set out on page 11 of the MD&A for the year ended December 31, 2004.  Under the new method, the Company will calculate its cash and total costs per ounce based on the silver ounces for which the Company is paid, therefore negating the need to account for the cost of metals lost in smelting and refining.  The 2004 first quarter’s costs per ounce have been recalculated on a payable metal basis to ensure that the comparables are consistent with the method used for the 2005 first quarter’s costs per ounce.

The Company reports the cash cost per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as benchmarks for performance measurement, but do not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the period.

		March 31,
		2005	2004
Operating Costs		$22,380	$11,168
Add/(Subtract)
Smelting, refining, and transportation charges		9,189	6,218
By-product credits		(17,398)	(11,401)
Mining royalties		445	-
Change in inventories		(2,136)	1,667
Other		104	298
Minority interest adjustment		(342)	-
Cash Operating Costs	A	$12,242	$7,949
Add/(Subtract)
Depreciation and amortization		3,218	2,145
Asset retirement and reclamation		527	302
Other		(175)	6
Production Costs	B	15,812	10,402

Payable Ounces of Silver	C	2,718,073	2,101,295
Total Cash Cost per Ounce	(A*1000)/B	$4.50	$3.78
Total Production Costs per Ounce	(B*1000)/C	$5.82	$4.95

Liquidity and Capital Resources

At March 31, 2005, cash and cash equivalents plus short-term investments were $91.9 million, a $6.3 million decrease from December 31, 2004.  Cash flows used in investing activities totaled $14.2 million and consisted primarily of capital expenditures of $10.0 million, mostly at Alamo Dorado and the purchase of short-term investments of $4.7 million.  Cash flow provided by operating activities was $2.9 million for the quarter ended March 31, 2005.  Financing activities in the first quarter yielded $0.9 million from the exercise of stock options.

Working capital at March 31, 2005 was $100.4 million, a reduction of $9.6 million from December 31, 2004.  The reduction is reflected largely in a $6.3 million decrease in cash and cash equivalents plus short-term investments, a $2.4 million decrease in inventories and a decrease of $2.1 million in accounts receivable partially offset by a $1.3 million decrease in current liabilities.

Capital resources at March 31, 2005 amounted to shareholders’ equity of $272.5 million.  At March 31, 2005, the Company had 66,926,051 common shares issued and outstanding.  During the quarter, the Company filed a preliminary short form shelf prospectus with the securities commissions in Canada and a corresponding registration statement with the SEC.  These filings allow the Company to make offerings of common shares, warrants, debt securities subscription receipts or any combination thereof up to $150 million during the next two years.

Based on the Company’s financial position at March 31, 2005 and the operating cash flows that are expected over the next twelve months, management believes that the Company’s liquid assets are more than sufficient to fund planned operating and project development and sustaining capital expenditures and to discharge liabilities as they come due. The Company’s did not have any material contractual obligation, or any off-balance sheet arrangements, except as discussed following, at the date of this MD&A.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts.  At March 31, 2005, the Company had sold forward 22,000 tonnes of zinc at a weighted average price of $1,121 per tonne ($0.509 per pound) and 1,425 tonnes of lead at a weighted average price of $633 per tonne ($0.287 per pound). The forward sales commitments for zinc represent approximately 45 per cent of the Company’s forecast zinc production until March 2006.  The lead forward sales commitments represent approximately 45 per cent of the Company’s forecast lead production until May 2005. At March 31, 2005, the cash offered prices for zinc and lead were $1,354 and $1,027 per tonne, respectively. The mark to market value at March 31, 2005 was an unrealized loss of $6.1 million.

At the end of the first quarter of 2005, the Company had fixed the price of 600,000 ounces of silver produced during the first quarter and contained in concentrates, which are due to be priced in April and May of 2005 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $7.08 per ounce while the spot price of silver was $7.15 on March 31, 2005.

Exploration and Development Activities

Following the positive construction decision for Alamo Dorado in late February 2005, the Company has made good progress towards reaching production at Alamo Dorado by late 2006.  Several key personnel were hired during the quarter, including mine maintenance, planning and process managers, a chief metallurgist and senior accounting and finance managers.  Critical equipment items, including a fleet of mining trucks, a ball mill, a crusher and laboratory have been secured.  The Company spent $4.7 million on equipment and construction related activities for the quarter ended March 31, 2005.  Over the remainder of the year, the Company has budgeted to spend an additional $40 million on the construction of Alamo Dorado, which can be funded out of the Company’s treasury.  The total capital costs for the project are expected to be $76.6 million, including working capital and a contingency allowance.

The Company continued work on the feasibility study for the 50 per cent owned Manantial Espejo project in Argentina during the quarter.  An additional 11,700 meters of infill and extension drilling was completed during the quarter and incorporated into the block models required for open pit and underground mine design.  The contract for the feasibility level tailings facility design has been awarded and pump testing on proposed water wells has been initiated.  The Company has opened a local office and begun hiring key personnel, including a Community Relations director. Pan American’s share of the feasibility costs in the first three months of 2005 was $1.2 million, which was expensed as incurred.  The completed feasibility study for the project is expected by late 2005 at which time a construction decision will be taken. Pan American’s share of costs to complete the feasibility study is expected to be approximately an additional $1.8 million.

At the San Vicente property, production plans have been delayed several months while the Company negotiates agreements with its joint venture partners, EMUSA and Comibol.  Production, which was due to commence in March, 2005, is now expected towards the end of May, 2005. The Company still expects to produce approximately 700,000 ounces from San Vicente in 2005 at a total cost of under $2.50 per ounce; however, an extended delay may impede the Company’s ability to meet this production target.